UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 June 2014

Commission File Number 001-10798

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K contains the following:

1.	Market Release: Telecom Corporation of New Zealand Limited Announces Plans to Deregister its ADRs and Ordinary Shares under the U.S. Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 3 June 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Market Release

3 June 2014

TELECOM CORPORATION OF NEW ZEALAND LIMITED ANNOUNCES PLANS TO DEREGISTER ITS ADRS AND ORDINARY SHARES UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

AUCKLAND, NEW ZEALAND, 3 June, 2014 – Telecom Corporation of New Zealand Limited (Telecom) announced today that it intends to deregister its American Depository Receipts (ADRs) and ordinary shares under the U.S. Securities Exchange Act (Exchange Act).

Telecom delisted its ADRs from the New York Stock Exchange in July 2012. Telecom currently provides a sponsored ADR programme in conjunction with Bank of New York Mellon in the U.S. on the ‘over-the-counter’ (OTC) market to enable investors to trade ADRs. Following deregistration under the Exchange Act, Telecom intends to continue to provide its sponsored ADR programme and ADRs will continue to trade on the U.S. OTC market. Telecom’s ordinary shares will remain listed on the NZX Main Board and the Australian Securities Exchange.

As Telecom has now met the criteria for deregistration, Telecom plans to file a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of Telecom’s ADRs and ordinary shares under the Exchange Act. Upon the filing of the Form 15F, Telecom’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, will immediately be suspended. Telecom expects that the deregistration of its ADRs and its ordinary shares will become effective and Telecom’s Exchange Act reporting obligations will be terminated 90 days after the filing of the Form 15F with the SEC.

Following deregistration of the ADRs, Telecom intends to continue to post electronic versions of its annual reports, interim financials and press releases on its web site www.telecom.co.nz.

As Telecom has previously announced, it is intended that Telecom will become Spark New Zealand Limited later this year. From the effective date of the name change, Telecom’s annual reports, interim financials and press releases will be posted on its new web site www.spark.co.nz.

– ENDS –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications

+64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Corporate Finance

+64 (0) 27 227 5890